UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 29)

           First Union Real Estate Equity and Mortgage Investments
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                              (Name of Issuer)

                Shares of Beneficial Interest, $1.00 par value
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                       (Title of Class of Securities)

                                   337400105
                    ----------------------------------
                               (CUSIP Number)

                           Stephen Fraidin, P.C.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8140

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          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                May 14, 1998
                    ----------------------------------

           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             SCHEDULE 13D

CUSIP No. 337400105                           Page 2 of 8 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Gotham Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           2,601,951 Shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         2,601,951 Shares

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,601,951 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.23%

14  TYPE OF REPORTING PERSON*

    PN


                             *SEE INSTRUCTIONS



                             SCHEDULE 13D

CUSIP No. 337400105                           Page 3 of 8 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Gotham Partners II, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           30,449 Shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         30,449 Shares

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    30,449 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.10%

14  TYPE OF REPORTING PERSON*

    PN


                             *SEE INSTRUCTIONS


                             SCHEDULE 13D

CUSIP No. 337400105                           Page 4 of 8 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Gotham International Advisors, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           415,400 Shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         415,400 Shares

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    415,400 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.31%

14  TYPE OF REPORTING PERSON*

    00; IA


                             *SEE INSTRUCTIONS




     This Amendment No. 29 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") relating to the shares of Beneficial Interest, par value $1.00 per share (the "Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Registrant"), previously filed by Gotham Partners, L.P. ("Gotham"), Gotham Partners II, L.P. ("Gotham II"), both New York limited partnerships, and Gotham International Advisors, L.L.C., a Delaware limited liability company ("Gotham Advisors" and, together with Gotham and Gotham II, the "Reporting Persons"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 4 is hereby amended to add the following information:

"Item 4.  Purpose of the Transaction

     On May 14, 1997, Gotham and Gotham II filed with the Court of Common Pleas a motion seeking a preliminary injunction requiring the Registrant (and its trustees, among others) to present Gotham's proposal and nominations at the Special Meeting and to recognize at that meeting the vote of Shares beneficially owned by the Reporting Persons. A copy of such motion and the supporting brief are attached as Exhibit 51 hereto and incorporated herein by this reference. Gotham and Gotham II also sought the Registrant's compliance with a set of written procedures previously tendered by Gotham to the Registrant concerning the conduct of the Special Meeting. The Registrant opposed the motion and filed a cross-motion for sanctions. A copy of the Registrant's filing is attached as Exhibit 52 hereto and incorporated herein by this reference.

     At a conference before the Court on the afternoon of May 14, however, the Registrant orally assured the Court and Gotham and Gotham II's counsel that it would not seek to prevent Gotham's proposal and nominations from being presented and voted on at the Special Meeting and that the Reporting Persons would be permitted to vote the Shares beneficially owned by the Reporting Persons on the record date. In light of this, the Court did not rule on Gotham and Gotham II's motion.

     In addition, counsel to Gotham and Gotham II requested orally at the conference that the Court enter an order to prevent the destruction of documents by the Registrant or its counsel. The Registrant and its counsel refused to consent to such an order. The Court did not rule on this request.

     On May 14, 1998, Gotham provided to the Ohio Division of Securities certain information and materials the Division had requested pursuant to an inquiry relating to Section 1707.041 of the Ohio Securities Act. The statute provides that certain materials must be filed with the Division before a "control bid" by a tender offer or a request or invitation for tenders for certain companies with an Ohio nexus. A "control bid" is defined to include the purchase of, or any offer to purchase, any security of a subject company by an offeror from Ohio residents when the offeror will be the direct or indirect beneficial owner of 10% or more of any class of stock of the subject company. Gotham indicated in its response to the Division that the statute did not apply to Gotham's interest in the Company because, among other things, Gotham and its affiliates do not own, and have not made offers to purchase, 10% or more of the Shares or any other class of the Company's securities."

Item 7 is hereby amended to add the following information:

"Item 7.  Material to be Filed as Exhibits

     51. Defendants' Motion for Preliminary Injunction and Brief in Support of Preliminary Injuntion filed in the Court of Common Pleas, Cuyahoga County, Ohio on May 14, 1998.

     52. First Union's Motion for Sanctions and Brief in Opposition to Gotham's Motion for Preliminary Injunction filed in the Court of Common Pleas, Cuyahoga County, Ohio on May 14, 1998."

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

May 15, 1998

                    GOTHAM PARTNERS, L.P.

                      By:    Section H Partners, L.P.,
                             its general partner

                         By: Karenina Corporation,
                             a general partner of Section H Partners, L.P.

                             By:   /s/ William A. Ackman
                                   ------------------------
                                   William A. Ackman
                                   President


                     By: DPB Corporation,
                             a general partner of Section H
                             Partners, L.P.

                             By:   /s/ David P. Berkowitz
                                   ------------------------
                                   David P. Berkowitz
                                   President


                   GOTHAM PARTNERS II, L.P.

                      By:    Section H Partners, L.P.,
                             its general partner

                          By:   Karenina Corporation,
                                a general partner of Section H Partners, L.P.

                             By:   /s/ William A. Ackman
                                   ------------------------
                                   William A. Ackman
                                   President


                   By: DPB Corporation,
                             a general partner of Section H
                             Partners, L.P.

                             By:   /s/ David P. Berkowitz
                                   ------------------------
                                   David P. Berkowitz
                                   President


                      GOTHAM INTERNATIONAL ADVISORS, L.L.C.

                      By:    /s/ William A. Ackman
                             ------------------------
                             William A. Ackman
                             Senior Managing Member

                      By:    /s/ David P. Berkowitz
                             ------------------------
                             David P. Berkowitz
                             Senior Managing Member